UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2013

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

	By:	Signed: /s/ Paul Bachand
Date: June 7, 2013		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

	By:	Signed: /s/ Paul Bachand
Date: June 7, 2013		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

FOR Release: Immediate June 7, 2013

Canadian Pacific announces the appointment of the Honourable Jim Prentice to the Board of Directors

CALGARY (AB) – Canadian Pacific Railway (TSX: CP) (NYSE: CP) today announced that the Hon. Jim Prentice, P.C., Q.C., has been appointed to the company’s Board of Directors effective June 7, 2013.

“Canadian Pacific is very fortunate to have Jim join the Board,” said CP Board Chairman Paul Haggis. “His integrity, wide-ranging skills and knowledge of public and corporate matters will serve the Board well.”

Mr. Prentice currently serves as the Senior Executive Vice-President and Vice Chairman of the Canadian Imperial Bank of Commerce (CIBC) and is a member of the Board of Directors of Bell Canada (BCE Inc.) and of Coril Holdings Ltd. He is also the Canadian Chairman of the Trilateral Commission.

Mr. Prentice is respected for his contribution to public life in Canada. After a successful legal career he was elected to the House of Commons as the Member of Parliament for Calgary Centre North in 2004 and re-elected in 2006 and 2008. From January 2006 until November 2010, he was one of the most senior Ministers in the Canadian Government, serving variously as the Minister of Industry, the Minister of the Environment and the Minister of Indian Affairs and Northern Development.

Mr. Prentice continues to serve a number of public and charitable organizations, in particular as a Governor and Vice Chair of Canada’s Sports Hall of Fame and as a Governor of The Duke of Edinburgh’s Award – Charter for Business. He is also a Board Member and the Fundraising Chair of the Calgary Police Foundation.

“I am proud to be part of this great Canadian company,” said Prentice. “The CPR is a foundational part of Canada’s economic infrastructure and it is an exciting time to join the Board as the Company moves forward. I look forward to working with the Board as we guide the Company on its transformational journey.”

Note on forward-looking information – Canadian Pacific

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Mark Seland

Tel.: 403-540-7178

24/7 Media Pager: 855-242-3674

email: Mark_Seland@cpr.ca

Investment Community

Nadeem Velani

Tel.: 403-319-6170

email: investor@cpr.ca